Exhibit 99.1

MATERIAL FACT

UPDATE ON THE DUAL LISTING

FOREIGN ISSUER AND BDRS LEVEL II PROGRAM REGISTRATION

JBS S.A. (“JBS S.A.” or “Company” – B3: JBSS3; OTCQX: JBSAY), pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76, as amended (“Corporation Law”), and pursuant to the provisions of the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), especially CVM Resolution No. 44/2001 (“CVM Resolution 44”) and CVM Resolution No. 78/2002 (“CVM Resolution 78”), in addition to the material facts disclosed on July 12, 2023, September 4, 2023, on March 17, 2025, on April 22, 2025 and on May 23, 2025, which disclosed information regarding the Dual Listing, communicates to its shareholders and the market that, on this date, JBS N.V. obtained its registration as a foreign issuer and the registration of its Brazilian Depositary Receipts– BDRs Level II Program before the CVM. Also, the BDRs have been admitted to trading by B3 S.A. – Brasil, Bolsa, Balcão (“B3”). In addition, the Controlling Shareholders’ Contributions are now concluded.

The terms used in capital letters in this Material Fact and not defined herein shall have the meaning attributed to them in the material fact disclosed by the Company on May 23, 2025.

The registration as a foreign issuer and the approval of the Level II BDR Program represent the fulfillment of the Conditions of Completion for the implementation of the Dual Listing of the Company’s shares, as approved at the Extraordinary General Meeting held on May 23, 2025. As a result, JBS N.V. is now authorized to have its Level II BDRs admitted to trading on B3, backed by its Class A Shares, and is obliged to comply with the disclosure and reporting obligations provided for in the Brazilian regulation applicable to foreign issuers.

As a consequence, the following will be implemented on June 6, 2025:

(a)	Merger of Shares. JBS Participações will merge all shares issued by JBS S.A. into it, at their book value. In exchange, JBS Participações will issue, in favor of the Shareholders of JBS S.A.[1], 1 (one) Redeemable Share for every 2 (two) common shares held by such JBS S.A. Shareholder. As a result, JBS S.A. will become a wholly owned subsidiary of JBS Participações.

1	Including the depositary bank of the ADRs, The Bank of New York Mellon (“ADR Depositary Bank”)

(b)	Redemption. Immediately after and on the same date of the Merger of Shares, JBS Participações will redeem all the Redeemable Shares (“Redemption”) upon delivery, to each of their holders[2], of 1 (one) BDR for every 1 (one) Redeemable Share. If any holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents. In order to receive Class A Shares, shareholders must open an account with a brokerage firm accredited in the United States.

ACCORDINGLY, THE LAST TRADING DAY OF JBS S.A.’S COMMON SHARES ON B3 WILL BE JUNE 6, 2025, AND THE FIRST TRADING DAY OF THE BDRS OF JBS N.V. ON B3 WILL BE JUNE 9, 2025.

Below is a tentative and estimate schedule of the completion of the Dual Listing, as of the present date:

Stage	Date	Act
1	05/30/2025	Registration as foreign issuer of JBS N.V. by CVM and approval of the Level II BDR Program by CVM and admission to trading of BDRs by B3

2	06/06/2025	Last day of trading on B3 of JBS S.A. shares. Completion of the Dual Listing – Implementation of the Merger of Shares and the Redemption

3	06/09/2025	BDR start trading on B3.

4	06/10/2025	Calculation of fractions of shares

5	06/11/2025

Date of delivery of the BDRs (date on which the BDRs will appear in the shareholders’ statements)

Date from which shareholders can request the cancellation of BDRs

Estimated date from which Class A Shares (NYSE: JBS) will be delivered in favor of shareholders who have requested the cancellation of the BDRs before 1:00 p.m. of the same day

Date for confirmation of information never plural on the acquisition cost of the Shares by Non-Resident Investors

6	06/12/2025	Estimated date of the start of trading of Class A Shares on the NYSE

7	06/16/2025	Estimated date of payment of the Cash Dividend

8	On or after 06/16/2025	Fractions of Shares Auction

JBS S.A. will keep its shareholders and the market informed about the Dual Listing, in accordance with the applicable regulations.

Additional information may be obtained from the Investor Relations Department of JBS S.A., by the e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, CEP 05118-100, São Paulo - SP or on the website of JBS S.A. (https://ri.jbs.com.br/).

2	Including the ADR Depositary Bank. The ADR Depositary Bank will proceed with the immediate cancellation of the BDRs it receives as a result of the Redemption, so that the Class A Shares corresponding to the BDRs are delivered to the ADR Holders, provided that the fees due to the ADR Depositary Bank for this transaction will be paid by JBS S.A. on behalf of the ADR Holders.

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No Offer or Solicitation

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase or sell any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, May 30, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

Statements contained in this Material Fact (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transactions involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended schedule for completion of the operation; benefits and synergies of the operation; and any other statements relating to future convictions, expectations, plans, intentions, financial or performance condition of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and convictions of JBS N.V. and of JBS S.A. on future events and involve risks and uncertainties that may cause the actual results to materially differ from the present ones.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). The Form F-4 has been declared effective by the SEC. Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department.

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